SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )

ANNOVIS BIO, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

03615A108
(CUSIP Number)

Maria Maccecchini, Ph.D.

President and Chief Executive Officer

Annovis Bio, Inc.

1055 Westlakes Drive, Suite 300

Berwyn, PA 19312

(610) 727-3913

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03615A108	13D

1	NAMES OF REPORTING PERSONS Maria L. Maccecchini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,414,489*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,414,489*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,414,489*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Represents (i) 978,775 shares of Common Stock (as defined below) directly owned by the reporting person; (ii) 435,714 shares of Common Stock underlying options that are fully vested and exercisable.

SCHEDULE 13D

Item 1.   Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, with $0.0001 par value (the “Common Stock”), of Annovis Bio, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1055 Westlakes Drive, Suite 300, Berwyn, PA 19312.

This Schedule 13D is being filed because the Reporting Person acquired beneficial ownership of additional shares of Common Stock through a grant of an employee stock option on April 9, 2020.

Item 2.   Identity and Background.

(a) This Statement is filed by Maria L. Maccecchini (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Annovis Bio, Inc., 1055 Westlakes Drive, Suite 300, Berwyn, PA 19312.

(c) The present principal occupation of the Reporting Person is the President and Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership of shares of the Issuer’s previously outstanding preferred stock in two separate private placements; such preferred stock was converted into Common Stock upon the closing of the Issuer’s initial public offering of Common Stock (the “IPO”). The Reporting Person also acquired beneficial ownership of Common Stock (i) with private funds, (ii) pursuant to previous equity grants by the Issuer for her services to the Issuer and (iii) on April 9, 2020, pursuant to a grant of an employee stock option covering 300,000 shares of Common Stock, which option is exercisable immediately in full.

Item 4.   Purpose of Transaction.

The shares of the Issuer’s Common Stock held directly by the Reporting Person were acquired for investment purposes. The purpose of the Issuer’s equity grant transactions was for the Issuer to incentivize the Reporting Person to attain certain performance targets identified by the Issuer, to retain the Reporting Person as an executive of the Issuer, and to align the Reporting Person’s interests with the interests of the Issuer’s shareholders.

The Reporting Person currently has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c) A sale or transfer of a material amount of assets of the Issuer;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, in additional grants from the Issuer, or otherwise, to dispose of all or a portion of the Common Stock and/or other securities reported in this Statement, or to change her intention with respect to any or all of the matters set forth in (a) through (j) above or in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover page and Item 2 above.

(c)           Except as disclosed in Item 3, the Reporting Person has not effected any transactions during the past sixty (60) days in any shares of Common Stock.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

In connection with the IPO, the Reporting Person has entered into a standard lock-up agreement (the “Lock-up Agreement”), pursuant to which she agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by her for 365 days following the date of the underwriting agreement for the IPO. The description of the Lock-up Agreement included in this Schedule 13D does not purport to be a complete description and is qualified in its entirety by reference to the full text of the agreement, which is filed as part of this Schedule 13D as Exhibit 1 and incorporated by reference herein

The Reporting Person entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to register for resale the shares of Common Stock that were issued upon conversion of any classes of preferred stock upon the closing of the IPO and any other unregistered shares of Common Stock. The Registration Rights Agreement contains customary demand and piggyback registration rights. The description of the Registration Rights Agreement included in this Schedule 13D does not purport to be a complete description and is qualified in its entirety by reference to the full text of the agreement, which is filed as part of this Schedule 13D as Exhibit 2 and incorporated by reference herein.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1:	Lock-Up Agreement.

Exhibit 2:

Registration Rights Agreement dated as of December 19, 2014 among the Issuer and the signatories thereto. (Incorporated by reference to Exhibit 10.5 to Amendment No. 1 to Form S-1 filed August 8, 2019.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2020

/s/ Maria L. Maccecchini
Maria L. Maccecchini